


05008276

17 May 2005

FEDERAL EXPRESS

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549-0405
USA

FILE NUMBER: 08204904

Dear Sir

ICAP plc

On behalf of ICAP plc, in accordance with Rule 12g3-2(b) under the Securities Exchange Act, please find enclosed information that ICAP plc has made public pursuant to the laws of England, has filed with the London Stock Exchange or has distributed to its shareholders.

Please acknowledge receipt of this information by stamping the enclosed copy letter and returning it to us in the enclosed self-addressed envelope.

Yours faithfully

Helen Broomfield
Group Company Secretary
Tel: +44 20 7000 5781
Fax: +44 20 7000 5789
Email: helen.broomfield@ICAP.com

Encs:

ICAP plc
2 Broadgate
London
EC2M 7UR

Regulatory Announcement

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Company	ICAP PLC
TIDM	IAP
Headline	Holding(s) in Company
Released	16:11 06-May-05
Number	0024M

RNS Number:0024M
ICAP PLC
6 May 2005

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF COMPANY

ICAP PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

FIDELITY INVESTMENTS

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

SEE LETTER BELOW

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE LETTER BELOW

5) Number of shares/amount of stock acquired.

N/A

6) Percentage of issued Class(any treasury shares held by company should not be taken into account when calculating percentage)

N/A

7) Number of shares/amount of stock disposed

310,208

8) Percentage of issued Class(any treasury shares held by company should not be taken into account when calculating percentage)

0.05%

9) Class of security

ORDINARY SHARES OF 10 PENCE EACH

10) Date of transaction

04.05.05

11) Date company informed

06.05.05

12) Total holding following this notification

42,186,246

13) Total percentage holding of issued class following this notification(any treasury shares held by company should not be taken into account when calculating percentage)

6.97%

14) Any additional information

15) Name of contact and telephone number for queries

KATHRYN DICKINSON
020 7000 5782

16) Name and signature of authorised company official responsible for making this notification

Date of Notification ... 6 MAY 2005 ....

Letter to ICAP Plc

Enclosed are amended notifications of disclosable interests under the U.K. Companies Act 1985. Please note that while this information details the disclosable interests of more than one entity, the enclosed disclosure constitutes separate notifications of interest which have been combined solely for purposes of clarity and efficiency. It is not intended to indicate that any of these entities act as a group or in concert with respect to these interests.

These disclosures are made in the interest of conformity with the Companies Act. The Interest detailed herein were acquired solely for investment purposes. For disclosure purposes, holdings should be represented as FMR Corp. and its direct and indirect subsidiaries, and Fidelity International Limited (FIL) and its direct and indirect subsidiaries, both being non-beneficial holders.

Contact:
Alkesh Patel
Tel: 01737 837 092
Fax: 01737 837 450

From Fidelity Investments

Amendment #13

NOTIFICATIONS UNDER SECTIONS 198 TO 202 - - U.K. COMPANIES ACT

1. Company in which shares are held: ICAP Plc

2. Notifiable Interest: Ordinary Shares

(A) FMR Corp.

82 Devonshire Street
Boston, MA 02109

Parent holding company of Fidelity Management & Research Company (FMRCO) Investment manager for US mutual funds, and Fidelity Management Trust Company (FMTC), a US state chartered bank which acts as a trustee or investment manager of various pension and trust accounts. (See Schedule A for listing of Registered Shareholders and their holdings).

(B) Fidelity International Limited (FIL)
P.O.Box HM 670
Hamilton HMCX, Bermuda

Parent holding company for various direct and indirect subsidiaries, including Fidelity Investment Services Ltd, (FISL) and Fidelity Gestion (FIGEST), Fidelity Investments Advisory (Korea) Limited (FIA(K)L), Fidelity Investments Management (Hong Kong) Limited (FIMHK), Fidelity Pension Management (FPM) and Fidelity Investments International (FII), investment managers for various non-US investment companies and institutional clients.

3. The notifiable interests also comprise the notifiable interest of:

Mr. Edward C. Johnson 3d
82 Devonshire Street
Boston, MA 02109

Principal shareholder of FMR Corp. and Fidelity International Limited.

4. The notifiable interests include interest held on behalf of authorized unit trust schemes in the U.K. notwithstanding the exemption from reporting pursuant to Section 209 (1)(h) of the Companies Act 1985.

5. These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity and efficiency. Nothing herein should be taken to indicate that FMR Corp, and its direct and indirect subsidiaries, Fidelity International Limited and its direct and indirect subsidiaries or Mr. Edward C, Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

6. The disclosable interests arise under section 208 (4) (b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under section 203 of the Act respectively.

Rani Jandu
Regulatory Reporting Supervisor, FIL - investment Compliance
Duly authorized under Powers of Attorney dated August 25, 2004 by Eric D. Roiter and on behalf of FMR Corp. and its direct and indirect subsidiaries, and Fidelity International Limited and its direct and indirect subsidiaries.

Schedule A
Security: ICAP Plc Amendment # 13

SHARES HELD	MANAGEMENT COMPANY	NOMINEES/REGISTERED NAME
7,800	FIA(K)L	STATE STREET HONG KONG Total

938,700	FII	JP MORGAN BOURNEMOUTH Total
172,520	FIJ	BROWN BROTHERS HARRIMAN AND CO Total
148,300	FIL	BANK OF NEW YORK BRUSSELS Total
3,614,830	FIL	BROWN BROS HARRIMAN LTD LUX Total
251,300	FIL	JP MORGAN BOURNEMOUTH Total
185,600	FIL	NATIONAL ASTL BK MELBOURNE Total
68,200	FIL	NORTHERN TRUST LONDON Total
298,776	FIL	STATE STR BK AND TR CO LNDN (S Total
25,905,140	FISL	JP MORGAN BOURNEMOUTH Total
217,750	FMRCO	MELLON BANK N.A. Total
75,200	FMRCO	NORTHERN TRUST LONDON Total
118,500	FMRCO	STATE STREET BANK AND TR CO Total
105,200	FMTC	BANK OF NEW YORK Total
351,200	FMTC	BROWN BROTHERS HARRIMAN AND CO Total
131,600	FMTC	JPMORGAN CHASE BANK Total
155,800	FMTC	NORTHERN TRUST CO Total
333,064	FMTC	STATE STREET BANK AND TR CO Total
1,428,074	FPM	BANK OF NEW YORK BRUSSELS Total
227,324	FPM	BANK OF NEW YORK EUROPE LDN Total
200,000	FPM	BANKERS TRUST LONDON Total
5,400	FPM	CHASE MANHATTAN LONDON Total
37,600	FPM	CHASE MANHATTAN BK AG FRNKFRT (S Total
848,247	FPM	CITIBANK LONDON Total
120,500	FPM	CLYDESDALE BANK PLC Total
6,000	FPM	DEXIA PRIVATBANK Total
824,600	FPM	JP MORGAN BOURNEMOUTH Total
30,500	FPM	JPMORGAN CHASE BANK Total
542,000	FPM	MELLON BANK Total
100,400	FPM	MIDLAND SECURITIES SERVICES Total
12,600	FPM	NORDEA BANK AB Total
3,772,476	FPM	NORTHERN TRUST LONDON Total
951,045	FPM	STATE STREET BANK AND TR CO LNDN (S Total
42,186,246		Grand Total Ordinary Shares

Currant ownership percentage:	6.97%
Shares in issue:	605,530.060
Change in holdings since last filing:	(310,208) ordinary shares

This information is provided by RNS
The company news service from the London Stock Exchange

END

Regulatory Announcement

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Free annual report

Company	ICAP PLC
TIDM	IAP
Headline	Trading Statement
Released	07:00 01-Apr-05
Number	4553K

ICAP Trading Statement

London, April 1st, 2005 – ICAP plc (IAP.L), the world's largest interdealer broker announces the following trading update at the end of its financial year on 31 March 2005. ICAP's preliminary results will be announced on 24 May 2005.

Profit (before tax, exceptional items and goodwill amortisation) for the financial year ended 31 March 2005 is anticipated to be at the top end of current market expectations+.

Michael Spencer, Group Chief Executive, commented, "At the time of our Interim results in November 2004 we described the improving conditions following a slow summer. The last quarter of our financial year is traditionally a busy period and this year has been no exception. The performance of our electronic broking businesses has continued to be particularly encouraging with rising volumes and increasing market share."

Note:

+ The current market expectations of ICAP plc pre-tax profits referred to in this announcement are based on forecasts of profit before tax, exceptional items and goodwill amortisation provided to ICAP plc by eight equity analysts. They range between £172 million and £175 million.

About ICAP:

ICAP is the world's largest interdealer broker and following the acquisition of the BrokerTec fixed income securities businesses is the world's leading electronic broker of fixed income securities with a daily average transaction volume in excess of $800 billion, 50% of which is electronic. The Group is active in the wholesale market for OTC derivatives, fixed income securities, money market products, foreign exchange, energy, credit and equity derivatives.

Contacts:

Michael Spencer	Group Chief Executive	(44) 20 7050 7400
Mike Sheard	Director of Corporate Affairs	(44) 20 7050 7103
Neil Bennett	The Maitland Consultancy	(44) 20 7379 5151

END